October 23, 2018

VIA EDGAR

Mr. Charles Guidry

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F. Street, N.E.

Washington, DC 20549

Re: MJ Holdings, Inc.

Request for Acceleration of Amendment No. 1 of

Registration Statement on Form S-1

File No. 333-227735

Mr. Guidry:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, MJ Holdings, Inc., a Nevada corporation (the “Company”), hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1 be accelerated to 12:00 noon, Eastern Daylight Time, on October 25, 2018, or as soon thereafter as is practicable.

The Company and its management are in possession of all facts relating to the Company’s disclosure. The Company and its management acknowledge that they are responsible for the accuracy and adequacy of the disclosures they have made in such Registration Statement. The Company acknowledges to the Commission that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this request to Randolf W. Katz, Esq. at (714) 966-8807 or Alissa Lugo, Esq. at (407) 649-4015 of Baker & Hostetler LLP, securities counsel to the Company.

Very truly yours,

/s/ Terrence M. Tierney
Terrence M. Tierney
Secretary

3275 S Jones Blvd., Suite 104, Las Vegas, NV (702) 879-4440